As filed with the Securities and Exchange Commission on June 3, 2019

File No. 812-14967

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

BLACKSTONE ALTERNATIVE ALPHA FUND, BLACKSTONE ALTERNATIVE ALPHA FUND II, BLACKSTONE ALTERNATIVE ALPHA MASTER FUND, BLACKSTONE ALTERNATIVE INVESTMENT FUNDS, BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P., BLACKSTONE ALTERATIVE INVESTMENT ADVISORS LLC, BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C., BLACKSTONE STRATEGIC ALLIANCE ADVISORS L.L.C., BLACKSTONE STRATEGIC CAPITAL ADVISORS L.LC., BB MULTI MANAGER FUND 1 LTD., BEMAP BRAZIL RCM, LLC, BEMAP MASTER FUND LTD., BESPOKE OPPORTUNISTIC SOLUTIONS LTD., BLACKSTONE ALC FUND L.P., BLACKSTONE ALTERNATIVE ALPHA SUB FUND I LTD., BLACKSTONE ALTERNATIVE MULTI-STRATEGY FUND, BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD., BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND III L.L.C., BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND IV L.L.C., BLACKSTONE APERS FUND L.P., BLACKSTONE BIG SKY FUND L.P., BLACKSTONE CABOT FUND L.P., BLACKSTONE CENTURY AVENUE FUND LTD., BLACKSTONE COMMODITIES FUND L.P., BLACKSTONE COMMODITIES OFFSHORE (E) FUND LTD., BLACKSTONE COMMODITIES OFFSHORE FUND LTD., BLACKSTONE CREDIT OPPORTUNITIES OFFSHORE FUND LTD., BLACKSTONE CRM FUND LP, BLACKSTONE CRM OFFSHORE FUND LTD., BLACKSTONE CTU OFFSHORE FUND LTD., BLACKSTONE DANDELION UNIT TRUST, BLACKSTONE DIVERSIFIED MULTI STRATEGY FUND, BLACKSTONE DIVERSIFIED TRADING STRATEGIES FUND LTD., BLACKSTONE EMERGING MARKETS FUND L.P., BLACKSTONE EMERGING MARKETS OFFSHORE FUND LTD., BLACKSTONE ENC OFFSHORE FUND LTD., BLACKSTONE EQUITY LOW NET EXPOSURE FUND L.P., BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE FUND LTD., BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE (E) FUND LTD., BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS L.P., BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS LTD., BLACKSTONE EXPT FUND L.P., BLACKSTONE FIRST AVENUE OFFSHORE FUND LTD., BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES FUND L.P., BLACKSTONE FIXED INCOME AND TRADING

OPPORTUNITIES OFFSHORE FUND LTD., BLACKSTONE FS FUND L.P., BLACKSTONE FS OFFSHORE FUND LTD., BLACKSTONE FUKI UNIT TRUST, BLACKSTONE GLOBAL ALPHA GENERATION FUND, BLACKSTONE GLOBAL PARK AVENUE OFFSHORE MASTER FUND LTD., BLACKSTONE GRANITE FUND LTD., BLACKSTONE HEDGED EQUITY OFFSHORE FUND LTD., BLACKSTONE HEDGED EQUITY OFFSHORE MASTER FUND LTD., BLACKSTONE JSI FUND LTD., BLACKSTONE KEYSTONE FUND L.P., BLACKSTONE MAPS OFFSHORE FUND L.P., BLACKSTONE MAPS ONSHORE FUND L.P., BLACKSTONE MG CUSTOM FUND L.P., BLACKSTONE MILESTONE ERISA FUND LTD., BLACKSTONE MILESTONE ERISA MASTER FUND L.P., BLACKSTONE MILESTONE FUND L.P., BLACKSTONE MILESTONE OFFSHORE FUND LTD., BLACKSTONE MILESTONE OFFSHORE MASTER FUND L.P., BLACKSTONE MOUNT TEMPLE UNIT TRUST, BLACKSTONE OPPORTUNISTIC OFFSHORE FUND LTD., BLACKSTONE P OFFSHORE FUND LTD., BLACKSTONE PARK AVENUE FUND L.P., BLACKSTONE PARK AVENUE NON-TAXABLE FUND L.P. (PARK NT), BLACKSTONE PARK AVENUE NON-TAXABLE OFFSHORE MASTER FUND LTD., BLACKSTONE PARTNERS FEEDER FUND ICAV, BLACKSTONE PARTNERS INVESTMENT FUND L.P., BLACKSTONE PARTNERS NON-TAXABLE OFFSHORE MASTER FUND LTD., BLACKSTONE PARTNERS OFFSHORE FUND LTD., BLACKSTONE PARTNERS OFFSHORE JAPAN UNIT TRUST, BLACKSTONE PARTNERS OFFSHORE STERLING FUND LTD., BLACKSTONE PARTNERS OS MASTER ICAV, BLACKSTONE QUARRY FUND L.P., BLACKSTONE SEN FUND LP, BLACKSTONE SEN OFFSHORE FUND LTD., BLACKSTONE SPF UNIT TRUST, BLACKSTONE SPIRE FUND L.P., BLACKSTONE SPIRE INTERMEDIATE FUND L.P., BLACKSTONE STRATEGIC OPPORTUNITY FUND L.P., BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE FUND L.P., BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE (E) FUND L.P., BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE FUND LTD., BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE (E) FUND LTD., BLACKSTONE TGL FUND L.P., BLACKSTONE TGL OFFSHORE FUND LTD., BLACKSTONE TITAN UNIT TRUST, BLACKSTONE TOPAZ FUND L.P., BLACKSTONE TPF UNIT TRUST, BLACKSTONE TS MASTER FUND LP, BLACKSTONE TS OFFSHORE FUND LTD., BLACKSTONE TURQUOISE FUND UNIT TRUST, BLACKSTONE V FUND L.P., BLACKSTONE V OFFSHORE FUND LTD., BLACKSTONE VALIANT UNIT TRUST, BLACKSTONE VK FUND L.P., BLACKSTONE VK OFFSHORE FUND LTD., BLACKSTONE YEBISU UNIT TRUST, BLACKSTONE YORK AVENUE OFFSHORE FUND LTD., BLUEBEECH FUND LTD., BPIF NON-TAXABLE L.P. (PARTNERS NT), BSAMF SUB XII L.P.,

BSOF DP 1 L.P., BSOF DP 2 L.P., BSOF MASTER FUND L.P., BSOF MASTER FUND II L.P., BSOF PARALLEL INTERMEDIATE FUND L.P., BSOF PARALLEL MASTER FUND L.P., BSOF PARALLEL MOAT FUND L.P., BSOF PARALLEL MOAT FUND II L.P., BSOF PARALLEL OFFSHORE FUND LTD., BSOF PARALLEL ONSHORE FUND L.P., BURNHAM HARBOR FUND LTD., DOUBLE ALPHA FUND LTD., EMERALD ISLE FUND LTD., ESSAY FUND L.P., FIA FUND SICAV SIF, HELIOS BLACKSTONE UNIT TRUST, HOPE STREET FUND L.P., ISIF BAAM ALPHA FUND LTD., JL ALTERNATIVES FUND LTD., KHARMA HOLDINGS MASTER SUB L.P., METROPOLITAN FUND LP, MLG HOLDINGS MASTER SUB L.P., MM LS OPPORTUNITIES FUND LTD., MM LS OPPORTUNITIES MASTER FUND L.P., OCEANIC GLOBAL INVESTMENT FUNDS PLC, PARALLEL CAPRICORN CAPITAL LLC, PARALLEL CAPRICORN OFFSHORE FINCO LLC, PEGASUS HOLDINGS MASTER SUB L.P., PERSEUS ALPHA FUND LTD., PROTEUO FUND L.P., PURE ALPHA TACTICAL HEDGE, LIMITED, RAVEN 4 FUND, L.L.C, RP-FONDS INSTITUTIONNEL (EQUITY LONG/SHORT), RP-FONDS INSTITUTIONNEL (MULTY-STRATEGY), SAN FRANCISCO ABSOLUTE RETURN INVESTORS, LP, SAN FRANCISCO ABSOLUTE RETURN INVESTORS II LP, SCHWARZSTEIN SEGREGATED PORTFOLIO OF THE PRIME CAPITAL MASTER SPC, SOF HOLDINGS S.A.R.L., SOF INVESTMENTS S.A.R.L., SOF NEPTUNE H S.A.R.L., SOF NEPTUNE M S.A.R.L., SOF PARALLEL HOLDINGS S.A.R.L., SOF PARALLEL INVESTMENTS S.A.R.L., TAHQUAMENON FUND L.P., TREATY OAK FUND L.P., TURICUM ALTERNATIVES SPC, GEMINI SEGREGATED PORTFOLIO

345 Park Avenue

New York, New York 10154

(212) 583-5000

All Communications, Notices and Orders to:

Kevin Michel, Esq.

Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, NY 10154

Copies to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

June 3, 2019

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BLACKSTONE ALTERNATIVE ALPHA

FUND, BLACKSTONE ALTERNATIVE

ALPHA FUND II, BLACKSTONE

ALTERNATIVE ALPHA MASTER

FUND, BLACKSTONE ALTERNATIVE

INVESTMENT FUNDS, BLACKSTONE

ALTERNATIVE ASSET

MANAGEMENT L.P., BLACKSTONE

ALTERATIVE INVESTMENT

ADVISORS LLC, BLACKSTONE

ALTERNATIVE SOLUTIONS L.L.C.,

BLACKSTONE STRATEGIC ALLIANCE ADVISORS

L.L.C., BLACKSTONE STRATEGIC

CAPITAL ADVISORS L.LC.,

BB MULTI MANAGER FUND 1 LTD., BEMAP

BRAZIL RCM, LLC, BEMAP MASTER

FUND LTD., BESPOKE OPPORTUNISTIC SOLUTIONS LTD., BLACKSTONE ALC FUND L.P.,

BLACKSTONE ALTERNATIVE ALPHA

SUB FUND I LTD., BLACKSTONE

ALTERNATIVE MULTI-STRATEGY

FUND, BLACKSTONE ALTERNATIVE

MULTI-STRATEGY SUB FUND II LTD.,

BLACKSTONE ALTERNATIVE

MULTI-STRATEGY SUB FUND III

L.L.C., BLACKSTONE ALTERNATIVE

MULTI-STRATEGY SUB FUND IV

L.L.C., BLACKSTONE APERS FUND

L.P., BLACKSTONE BIG SKY FUND

L.P., BLACKSTONE CABOT FUND

L.P., BLACKSTONE CENTURY

AVENUE FUND LTD., BLACKSTONE

COMMODITIES FUND L.P.,

BLACKSTONE COMMODITIES

OFFSHORE FUND LTD.,

BLACKSTONE COMMODITIES

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

OFFSHORE (E) FUND LTD.,

BLACKSTONE CREDIT

OPPORTUNITIES OFFSHORE FUND

LTD., BLACKSTONE CRM FUND LP,

BLACKSTONE CRM OFFSHORE

FUND LTD.,

BLACKSTONE CTU

OFFSHORE FUND LTD.,

BLACKSTONE DANDELION UNIT

TRUST, BLACKSTONE DIVERSIFIED

MULTI STRATEGY FUND,

BLACKSTONE DIVERSIFIED

TRADING STRATEGIES FUND LTD.,

BLACKSTONE EMERGING MARKETS

FUND L.P., BLACKSTONE EMERGING

MARKETS OFFSHORE FUND LTD.,

BLACKSTONE ENC OFFSHORE FUND

LTD., BLACKSTONE EQUITY LOW

NET EXPOSURE FUND L.P.,

BLACKSTONE EQUITY LOW NET

EXPOSURE OFFSHORE (E) FUND

LTD., BLACKSTONE EQUITY LOW

NET EXPOSURE OFFSHORE FUND

LTD., BLACKSTONE EQUITY

MANAGED ACCOUNT PORTFOLIOS

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

L.P., BLACKSTONE EQUITY

MANAGED ACCOUNT PORTFOLIOS

LTD., BLACKSTONE EXPT FUND L.P.,

BLACKSTONE FIRST AVENUE

OFFSHORE FUND LTD.,

BLACKSTONE FIXED INCOME AND

TRADING OPPORTUNITIES FUND

L.P., BLACKSTONE FIXED INCOME

AND TRADING OPPORTUNITIES

OFFSHORE FUND LTD.,

BLACKSTONE FS FUND L.P.,

BLACKSTONE FS OFFSHORE FUND

LTD., BLACKSTONE FUKI UNIT

TRUST, BLACKSTONE GLOBAL

ALPHA GENERATION FUND,

BLACKSTONE GLOBAL PARK

AVENUE OFFSHORE MASTER FUND

LTD., BLACKSTONE GRANITE FUND

LTD., BLACKSTONE HEDGED

EQUITY OFFSHORE FUND LTD.,

BLACKSTONE HEDGED EQUITY

OFFSHORE MASTER FUND LTD.,

BLACKSTONE JSI FUND LTD.,

BLACKSTONE KEYSTONE FUND L.P.,

BLACKSTONE MAPS OFFSHORE

FUND L.P., BLACKSTONE MAPS

ONSHORE FUND L.P., BLACKSTONE

MG CUSTOM FUND L.P.,

BLACKSTONE MILESTONE ERISA

FUND LTD., BLACKSTONE

MILESTONE ERISA MASTER FUND

L.P., BLACKSTONE MILESTONE

FUND L.P., BLACKSTONE

MILESTONE OFFSHORE FUND LTD.,

BLACKSTONE MILESTONE

OFFSHORE MASTER FUND L.P.,

BLACKSTONE MOUNT TEMPLE UNIT

TRUST,

BLACKSTONE OPPORTUNISTIC

OFFSHORE FUND LTD.,

BLACKSTONE P OFFSHORE FUND

LTD., BLACKSTONE PARK AVENUE

FUND L.P., BLACKSTONE PARK

AVENUE NON-TAXABLE FUND L.P.

(PARK NT), BLACKSTONE PARK

AVENUE NON-TAXABLE OFFSHORE

MASTER FUND LTD., BLACKSTONE

PARTNERS FEEDER FUND ICAV,

BLACKSTONE PARTNERS

INVESTMENT FUND L.P.,

BLACKSTONE PARTNERS NON-

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

TAXABLE OFFSHORE MASTER FUND

LTD., BLACKSTONE PARTNERS

OFFSHORE FUND LTD.,

BLACKSTONE PARTNERS

OFFSHORE JAPAN UNIT TRUST,

BLACKSTONE PARTNERS

OFFSHORE STERLING FUND LTD.,

BLACKSTONE PARTNERS OS

MASTER ICAV, BLACKSTONE

QUARRY FUND L.P., BLACKSTONE

SEN FUND LP, BLACKSTONE SEN

OFFSHORE FUND LTD.,

BLACKSTONE SPF UNIT TRUST,

BLACKSTONE SPIRE FUND L.P.,

BLACKSTONE SPIRE

INTERMEDIATE FUND L.P.,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

BLACKSTONE STRATEGIC

OPPORTUNITY FUND L.P.,

BLACKSTONE STRATEGIC

OPPORTUNITY INTERMEDIATE

FUND L.P., BLACKSTONE

STRATEGIC OPPORTUNITY

INTERMEDIATE (E) FUND L.P.,

BLACKSTONE STRATEGIC

OPPORTUNITY OFFSHORE FUND

LTD., BLACKSTONE STRATEGIC

OPPORTUNITY OFFSHORE (E) FUND

LTD., BLACKSTONE TGL FUND L.P.,

BLACKSTONE TGL OFFSHORE FUND

LTD., BLACKSTONE TITAN UNIT

TRUST, BLACKSTONE TOPAZ FUND

L.P., BLACKSTONE TPF UNIT TRUST,

BLACKSTONE TS MASTER FUND LP,

BLACKSTONE TS OFFSHORE FUND

LTD., BLACKSTONE TURQUOISE

FUND UNIT TRUST, BLACKSTONE V

FUND L.P., BLACKSTONE V

OFFSHORE FUND LTD.,

BLACKSTONE VALIANT UNIT

TRUST, BLACKSTONE VK FUND L.P.,

BLACKSTONE VK OFFSHORE FUND

LTD., BLACKSTONE YEBISU UNIT

TRUST, BLACKSTONE YORK

AVENUE OFFSHORE FUND LTD.,

BLUEBEECH FUND LTD., BPIF NON-

TAXABLE L.P. (PARTNERS NT),

BSAMF SUB XII L.P.,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

BSOF DP 1 L.P.,

BSOF DP 2 L.P., BSOF MASTER

FUND L.P., BSOF MASTER FUND II

L.P., BSOF PARALLEL

INTERMEDIATE FUND L.P., BSOF

PARALLEL MASTER FUND L.P., BSOF

PARALLEL MOAT FUND L.P., BSOF

PARALLEL MOAT FUND II L.P., BSOF

PARALLEL OFFSHORE FUND LTD.,

BSOF PARALLEL ONSHORE FUND

L.P., BURNHAM HARBOR FUND LTD.,

DOUBLE ALPHA FUND LTD.,

EMERALD ISLE FUND

LTD., ESSAY FUND L.P.,

FIA FUND SICAV SIF,

HELIOS BLACKSTONE UNIT TRUST,

HOPE STREET FUND L.P.,

ISIF BAAM ALPHA FUND LTD., JL

ALTERNATIVES FUND LTD.,

KHARMA HOLDINGS MASTER SUB

L.P., METROPOLITAN FUND LP, MLG

HOLDINGS MASTER SUB L.P., MM LS

OPPORTUNITIES FUND LTD., MM LS

OPPORTUNITIES MASTER FUND L.P.,

OCEANIC GLOBAL INVESTMENT

FUNDS PLC, PARALLEL CAPRICORN

CAPITAL LLC, PARALLEL

CAPRICORN OFFSHORE FINCO LLC,

PEGASUS HOLDINGS MASTER SUB

L.P., PERSEUS ALPHA FUND LTD.,

PROTEUO FUND L.P., PURE ALPHA

TACTICAL HEDGE, LIMITED, RAVEN 4

FUND, L.L.C, RP-FONDS INSTITUTIONNEL (EQUITY

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

LONG/SHORT), RP-FONDS

INSTITUTIONNEL (MULTY-

STRATEGY), SAN FRANCISCO

ABSOLUTE RETURN INVESTORS, LP,

SAN FRANCISCO ABSOLUTE

RETURN INVESTORS II LP,

SCHWARZSTEIN SEGREGATED

PORTFOLIO OF THE PRIME

CAPITAL MASTER SPC, SOF

HOLDINGS S.A.R.L., SOF

INVESTMENTS S.A.R.L., SOF

NEPTUNE H S.A.R.L., SOF NEPTUNE

M S.A.R.L., SOF PARALLEL

HOLDINGS S.A.R.L., SOF PARALLEL

INVESTMENTS S.A.R.L.,

TAHQUAMENON FUND L.P., TREATY

OAK FUND L.P., TURICUM

ALTERNATIVES SPC, GEMINI

SEGREGATED PORTFOLIO

345 Park Avenue

New York, New York 10154

(212) 583-5000

File No. 812-14967

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:1

•	Blackstone Alternative Alpha Fund (“BAAF”);

•	Blackstone Alternative Alpha Fund II (“BAAF II”)

•	Blackstone Alternative Alpha Master Fund (the “BAAF Master Fund”);

•	Blackstone Alternative Multi-Strategy Fund, a series of Blackstone Alternative Investment Funds (“BAMSF,” and, together with BAAF, BAAF II, and the BAAF Master Fund, the “BAAM Regulated Funds”);

•	Blackstone Alternative Asset Management L.P. (“BAAM”), the investment adviser to BAAF, BAAF II, and the BAAF Master Fund;

•	Blackstone Alternative Investment Advisors LLC (“BAIA”), the investment adviser to BAMSF;

•	The investment advisers operating in Blackstone’s2 hedge fund solutions group set forth in Schedule A hereto (together with BAAM and BAIA, the “BAAM Advisers”);

•

The vehicles/entities set forth in Schedule A hereto, each of which is an entity (i) whose primary investment adviser is a BAAM Adviser and (ii) that either (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status (each, together with each such entity’s direct and indirect wholly-owned subsidiaries, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds.”)

The Regulated Funds,3 the Advisers4, and the Existing Affiliated Funds may be referred to herein as the “Applicants.”

The relief requested in this application (the “Application”) would, subject to the terms and conditions set forth below in this Application (the “Conditions”), permit a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors5 to participate in the same investment opportunities through a proposed

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.
[2]	The term “Blackstone” means The Blackstone Group L.P.
[3]

The term “Regulated Funds” means (i) the BAAM Regulated Funds and (ii) any future closed-end management investment company or future open-end management investment company or future series of an open-end management investment company (A) that has elected to be regulated as a BDC (as defined below) or is registered under the 1940 Act, (B) whose investment adviser is an Adviser and (C) who intends to participate in the Co-Investment Program (as defined below). The term “BDC” means business development company as defined under Section 2(a)(48) the 1940 Act.

[4]

The term “Adviser” means (i) the BAAM Advisers and (ii) any future investment adviser that controls, is controlled by or is under common control with a BAAM Adviser and is registered as an investment adviser under the Advisers Act that intends to participate in the Co-Investment Program (as defined below).

[5]

The term “Affiliated Investor” means (i) the Existing Affiliated Funds, (ii) any Affiliated Proprietary Account and (iii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i)(A) whose investment adviser is an Adviser or (B) whose investment adviser is a Primary Adviser and whose sub-adviser is an Adviser, (ii) that either (A) would be an investment company but for an exemption in Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status, and (iii) that intends to participate in the Co-Investment Program. “Affiliated Proprietary Account” means any account of an Adviser or its affiliates or any company that is an indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity. For the avoidance of doubt, neither the Regulated Funds, the Existing Affiliated Funds nor any Future Affiliated Funds shall be deemed to be Affiliated Proprietary Accounts for purposes of this Application. “Primary Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with an Adviser, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not an Adviser (as that term is defined herein). For the avoidance of doubt, a Primary Adviser will not be treated as an Adviser under the requested Order, but will be subject to Conditions 2(c)(iv) and 15. A Primary Adviser will not rely on the requested Order with respect to any investment vehicles it manages other than to the extent those vehicles are sub-advised by an Adviser.

co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which one or more Regulated Funds (or one or more Wholly Owned Investment Subsidiaries) participates together with one or more other Regulated Funds (or one or more wholly owned subsidiaries thereof) and/or one or more Affiliated Investors in reliance on the requested Order and a “Potential Co-Investment Transaction”6 means any investment opportunity in which the Regulated Funds (or its Wholly Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds without obtaining and relying on the Order.7 Funds that are advised or sub-advised by affiliates of Blackstone other than an Adviser or Primary Adviser will not participate in the Co-Investment Program.

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subsidiaries.8 A Wholly Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any Affiliated Investor because it would be a company controlled by the applicable Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-1. Applicants request that a Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the applicable Regulated Fund, and that such Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the requested order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between such Regulated Fund and its respective Wholly Owned Investment Subsidiaries. The Board9 of the Regulated Fund

[6]

For the avoidance of doubt, investment opportunities that are sourced by sub-advisers that are not BAAM Advisers are excluded from the definition of Potential Co-Investment Transactions. Only investment opportunities that are sourced by BAAM Advisers will be considered Potential Co-Investment Opportunities that are subject to Condition 1.

[7]

The term “Wholly Owned Investment Subsidiary” means an entity (i) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (ii) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (iii) with respect to which the Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the Conditions to this Application; and (iv) that is an entity that would be an investment company but for an exemption in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The term “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (a “SBIC”).

[8]	The Wholly Owned Investment Subsidiaries of the BAAM Regulated Funds are set forth in Schedule A, hereto.
[9]	The term “Board” means the board of trustees (or equivalent) of a Regulated Fund.

would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the place of the Regulated Fund. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, its Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the Conditions of this Application.

II.	Applicants

A.	Blackstone Alternative Alpha Fund

BAAF is a Massachusetts business trust formed on November 14, 2011, and is structured as an externally managed, non-diversified, closed-end, management investment company. BAAF has elected to be treated, and intends to qualify each taxable year, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. BAAF’s principal place of business is 345 Park Avenue New York, New York 10154. As of March 31, 2018, BAAF has net assets of approximately $704.8 million.

BAAF’s Objectives and Strategies10 are to seek to earn attractive long-term risk-adjusted returns by primarily investing in non-traditional or “alternative” strategies by investing in investment partnerships, managed funds, and other investment funds, which may include investment funds commonly referred to as “hedge funds.” BAAF is a “feeder” fund in a “master-feeder” structure. BAAF pursues its investment objective by investing substantially all of its assets in the BAAF Master Fund.

BAAF’s business and affairs are managed under the direction of its Board, which supervises the conduct of BAAF’s affairs and BAAM’s overall management of BAAF. BAAF’s Board consists of six members, four of whom are not “interested persons” of BAAF as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Trustees”).11 BAAF’s Board has delegated daily management and investment authority to BAAM pursuant to an Investment Advisory Agreement.12 State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BAAF to function, as set forth in BAAF’s prospectus.

[10]

The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the filings made with the Commission by the Regulated Fund under the Securities Exchange Act of 1934, as amended, the 1933 Act and the 1940 Act, and the Regulated Fund’s reports to shareholders.

[11]	Currently, the trustees of the BAAM Regulated Fund Boards are:

Frank J. Coates

Peter Koffler

John M. Brown (Non-Interested Trustee)

Peter M. Gilbert (Non-Interested Trustee)

Paul J. Lawler (Non-Interested Trustee)

Kristen Leopold (Non-Interested Trustee)

[12]

The term “Investment Advisory Agreement” means, as applicable, (i) the investment advisory agreement by and between BAAM and BAAF, (ii) the investment advisory agreement by and between BAAM and BAAF II, (iii) the investment advisory agreement by and between BAAM and BAAF Master Fund, (iv) the investment advisory agreement by and between BAIA and Blackstone Alternative Investment Funds (“BAIF”), on behalf of BAMSF, and (v) any investment advisory agreement to be entered into by an Adviser and a Regulated Fund.

B.	Blackstone Alternative Alpha Fund II

BAAF II is a Massachusetts business trust formed on January 10, 2013, and is structured as an externally managed, non-diversified, closed-end, management investment company. BAAF II has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BAAF II’s principal place of business is 345 Park Avenue New York, New York 10154. As of March 31, 2018, BAAF II has net assets of approximately $61.7 million.

BAAF II’s Objectives and Strategies are to seek to earn attractive long-term risk-adjusted returns by primarily investing in non-traditional or “alternative” strategies by investing in investment partnerships, managed funds, and other investment funds, which may include investment funds commonly referred to as “hedge funds.” BAAF II is a “feeder” fund in a “master-feeder” structure. BAAF II pursues its investment objective by investing substantially all of its assets in the BAAF Master Fund.

BAAF II’s business and affairs are managed under the direction of its Board, which supervises the conduct of BAAF II’s affairs and BAAM’s overall management of BAAF II. BAAF II’s Board consists of six members, four of whom are Non-Interested Trustees. BAAF II’s Board has delegated daily management and investment authority to BAAM pursuant an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BAAF II to function, as set forth in BAAF II’s prospectus.

C.	Blackstone Alternative Alpha Master Fund

The BAAF Master Fund is a Massachusetts business trust formed on November 14, 2011, and is structured as an externally managed, non-diversified, closed-end, management investment company. The BAAF Master Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. The BAAF Master Fund’s principal place of business is 345 Park Avenue New York, New York 10154. As of March 31, 2018, The BAAF Master Fund has net assets of approximately $769 million.

The BAAF Master Fund’s Objectives and Strategies are to seek to earn attractive long-term risk-adjusted returns by primarily investing in non-traditional or “alternative” strategies by investing in investment partnerships, managed funds, and other investment funds, which may include investment funds commonly referred to as “hedge funds.” The BAAF Master Fund invests in investment funds that pursue distinct investment strategies. The BAAF Master Fund expects under normal circumstances to have exposure predominantly to investment funds with equity-based strategies (and in particular, equity long/short strategies), although such exposure can change over time.

The BAAF Master Fund’s business and affairs are managed under the direction of its Board, which supervises the conduct of the BAAF Master Fund’s affairs and BAAM’s overall management of the BAAF Master Fund. The BAAF Master Fund’s Board consists of six members, four of whom are Non-Interested Trustees. The BAAF Master Fund’s Board has delegated daily management and investment authority to BAAM pursuant an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for the BAAF Master Fund to function, as set forth in the BAAF Master Fund’s prospectus.

D.	Blackstone Alternative Multi-Strategy Fund

BAMSF is currently the sole series of BAIF, and operates as a diversified open-end management investment company. BAIF is a Massachusetts business trust formed on August 27, 2012, and is an open-end, management investment company.

BAMSF has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BAMSF’s principal place of business is 345 Park Avenue New York, New York 10154. As of March 31, 2018, BAMSF has net assets of approximately $5.1 billion.

BAMSF’s Objectives and Strategies are to seek capital appreciation primarily through investing in non-traditional or “alternative” strategies such that the fund attempts to maintain an investment portfolio with, on average, lower volatility relative to the broader equity markets.

BAMSF’s business and affairs are managed under the direction of its Board, which supervises the conduct of BASMF’s affairs and BAIA’s overall management of BAMSF. BAMSF’s Board consists of six members, four of whom are Non-Interested Trustees. BAMSF’s Board has delegated daily management and investment authority to BAIA pursuant an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BAMSF to function, as set forth in BAMSF’s prospectus.

E.	The Advisers

Each of the BAAM Advisers is a subsidiary of Blackstone. Blackstone is a leading global alternative asset manager, with total assets under management of $450 billion as of March 31, 2018. Blackstone’s alternative asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary private equity funds of funds and multi-asset class strategies. Blackstone’s four business segments are (1) private equity, (2) real estate, (3) hedge fund solutions (includes the BAAM Advisers, the BAAM Regulated Funds and the Existing Affiliated Funds) and (4) credit.

1.	The BAAM Advisers

All of the BAAM Advisers operate within Blackstone’s hedge fund solutions group. Employees of the BAAM Advisers routinely disseminate information about potential investment opportunities among other employees of the BAAM Advisers. Other than to satisfy compliance obligations, information regarding Potential Co-Investment Transactions will not be shared between BAAM Advisers’ employees and employees in other Blackstone business groups, except in unusual circumstances, as the Blackstone business groups each generally target different investment strategies or asset classes and there are information barrier policies in place between the groups. Each BAAM Adviser is under common control with BAAM and BAIA, the Advisers to each of the BAAM Regulated Funds, and collectively the BAAM Advisers conduct a single advisory business for purposes of the requested Order.

(a)	Blackstone Alternative Asset Management L.P.

BAAM, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to certain of BAAM Regulated Funds pursuant to the applicable Investment Advisory Agreement. Subject to the overall supervision of their respective Boards, BAAM will manage the day-to-day operations of, and provide investment advisory and management services to, certain of the BAAM Regulated Funds. Under the terms of each Investment Advisory Agreement, BAAM will: (i) determine the composition of the investment portfolio of the applicable BAAM Regulated Fund (including through the selection of sub-advisers), the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. BAAM’s services under each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities. BAAM is also the Adviser to certain BAAM Affiliated Funds.

(b)	Blackstone Alternative Investment Advisors LLC

BAIA, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to certain of BAAM Regulated Funds pursuant to the applicable Investment Advisory Agreement. Subject to the overall supervision of their respective Boards, BAIA will manage the day-to-

day operations of, and provide investment advisory and management services to, certain of the BAAM Regulated Funds. Under the terms of each Investment Advisory Agreement, BAIA will: (i) determine the composition of the investment portfolio of the applicable BAAM Regulated Fund (including through the selection of sub-advisers), the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. BAIA’s services under each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities. BAIA is also the Adviser to certain BAAM Affiliated Funds.

(c)	Blackstone Alternative Solutions L.L.C. (“BAS”)

BAS, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, is the Adviser to certain BAAM Affiliated Funds. BAS provides investment advisory services to private investment funds which participate in a broad range of direct investment opportunities.

(d)	Blackstone Strategic Alliance Advisors L.L.C. (“BSAA”)

BSAA., a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, is the Adviser to certain BAAM Affiliated Funds. BSAA manages a series of private funds engaged in a hedge fund “seeding” program.

(e)	Blackstone Strategic Capital Advisors L.L.C. (“BSCA”)

BSCA, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, is the Adviser to certain BAAM Affiliated Funds. BSCA manages private funds engaged in acquisitions of minority interests in alternative asset managers.

III.	Request for Order

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, to permit, subject to the Conditions set forth below in this Application, one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Investors.

Similar to the precedent referenced in Section E of this Application, the Regulated Funds and the Affiliated Investors seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and the Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Co-Investment in Portfolio Companies by the Regulated Funds and the Affiliated Investors

1.	Mechanics of the Co-Investment Program

When considering Potential Co-Investment Transactions for any Regulated Fund, an Adviser will consider only the Objectives and Strategies, Board-Established Criteria,13 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Trustees”).14 When selecting investments for the Affiliated Investors, an Adviser will select investments separately for each Affiliated Investor, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Affiliated Investor. The Objectives and Strategies of each Regulated Fund managed by an Adviser and the investment objectives and strategies of the Affiliated Investors advised by such Adviser may be similar or overlap, and an Adviser anticipates that what is an appropriate investment for one or more Regulated Funds will normally also be an appropriate investment for one or more Affiliated Investors that have similar investment objectives and strategies. Therefore, to the extent a Potential Co-Investment Transaction falls within any Board-Established Criteria of a Regulated Fund and the investment objectives and strategies of one or more Regulated Funds and Affiliated Investors managed by the same Adviser, each Regulated Fund generally intends to co-invest with the Affiliated Investors, with certain exceptions based on factors such as available capital, investment size or diversification.15

The BAAM Advisers operate as a self-contained advisory business within Blackstone’s hedge fund solutions group. The BAAM Advisers are each either separately registered as investment advisers with the Commission, or are relying advisers that rely on the registration of another BAAM Adviser. No BAAM Adviser is a relying adviser of any Blackstone-affiliated investment adviser from outside of the self-contained group. The BAAM Advisers provide investment management services to distinct set of Regulated Funds and Affiliated Investors within its respective Blackstone business group. The majority of the BAAM Advisers’ employees work on matters for Close Affiliates16 and information about potential investment opportunities is routinely disseminated

[13]

The term “Board-Established Criteria” means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which an Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s then-current Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation, and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Trustees. The Non-Interested Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[14]	The defined terms Eligible Trustees and Required Majority apply as if each Regulated Fund were a BDC subject to Section 57(o) of the Act.
[15]	A Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.
[16]

The term “Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Investors and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

among such Adviser’s employees. Other than to satisfy compliance obligations, information regarding Potential Co-Investment Transactions will not be shared with Remote Affiliates,17 which would include other investment advisers that operate in other Blackstone business groups, except in unusual circumstances, as the Blackstone business groups each generally target different investment strategies or asset classes and there are information barrier policies in place between the Blackstone business groups. Within the BAAM Advisers, the personnel overlap and coordination among portfolio management teams ensures that all relevant investment opportunities will be brought to the attention of each Regulated Fund managed by the respective Adviser. The BAAM Advisers will receive all information regarding all investment opportunities that fall within the then-current Objectives and Strategies and Board-Established Criteria of each Regulated Fund managed by the respective Adviser.

Any Sub-Advised Affiliated Fund18 will participate in the Co-Investment Program of its respective sub-adviser, which such sub-adviser will be the Sub-Advised Affiliated Fund’s Adviser for purposes of the Conditions. No Primary Adviser will be the source of any Potential Co-Investment Transactions under the requested Order. Potential Co-Investment Transactions will not be shared outside of the Co-Investment Program.

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of each Adviser’s advisory business. Each Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, an Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the Conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under Condition 11, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments19 effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria).

Under the Co-Investment Program, pursuant to written policies and procedures adopted by each Adviser (each, an “Allocation Policy”), each Potential Co-Investment Transaction would be allocated between the participating Regulated Funds and Affiliated Investors pro rata based on the relative capital available for investment of the participants. The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations.

[17]

The term “Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

[18]

The term “Sub-Advised Affiliated Fund” means any entity (i) whose primary investment adviser is a Primary Adviser and whose sub-adviser is an Adviser and (ii) that either (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status.

[19]

“Follow-On Investment” means any additional investment in an existing portfolio company whose securities were acquired in a Co-Investment Transaction, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

Likewise, an Affiliated Investor’s Available Capital is determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set by the Affiliate Fund’s trustees, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations. With respect to participation in a Potential Co-Investment Transaction by a Regulated Fund, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the Eligible Trustees. The Required Majority of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by the Regulated Fund. The information provided to the Eligible Trustees about a Potential Co-Investment Transaction will include information about the Available Capital of such Regulated Fund and the other participating Regulated Funds and/or Affiliated Investors to assist the Eligible Trustees with their review of the investments by such Regulated Fund for compliance with the Allocation Policy. Additionally each Adviser will regularly review with each Board the Allocation Policy and how the Allocation Policy has been applied in the context of the investments by each Regulated Fund. No Eligible Trustee will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Trustee may have in securities of a Regulated Fund. All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made pursuant to the Conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to the purchase by the other participating Regulated Funds and Affiliated Investors. Additionally, an Affiliated Investor or Regulated Fund that is party to a Co-Investment Transaction will not receive any additional compensation of any kind in connection with a Co-Investment Transaction other than pro rata transaction fees and non-participating Affiliated Investors or Regulated Funds shall not receive any such compensation. The proposed Conditions will not impact an Adviser’s ability to receive investment advisory fees or profit participation interests, including carried interest, paid by an Affiliated Investor.

From time to time the Regulated Funds and Affiliated Investors may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Investors have previously invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with the proposed procedures discussed herein and with the Conditions of the Order.

Follow-On Investments would be divided into two categories depending on whether the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then such a Follow-On Investment would be referred to as a “Standard Review Follow-On” and such transaction would be governed by Condition 9. If such Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then such a Follow-On Investment would be referred to as an “Enhanced Review Follow-On” and such transactions would be governed by Condition 10.

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 9(c) or, where certain additional requirements are met, without Board approval under Condition 9(b). A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment20 or (ii) a Non-Negotiated Follow-On Investment21 (as defined below).

[20]

The term “Pro Rata Follow-On Investment” means a Follow-On Investment (i) in which the participation of each Affiliated Investor and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 9(c). “Proportionality,” as used in this context, is discussed in greater detail in Footnote 38 below.

[21]

The term “Non-Negotiated Follow-On Investment” means a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Investors and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on SEC guidance under either SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and/or Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000) (together, the “Joint Transaction No-Action Letters”).

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 11.

Additionally, one or more Regulated Funds and/or one or more Affiliated Investors holding Pre-Boarding Investments22 may have the opportunity to make an Enhanced Review Follow-On in such an issuer. The terms of Condition 10 constitute an “onboarding process” whereby Regulated Funds and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions so long as the participants’ investments in the issuer are only Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction involving that issuer. Subsequent Co-Investment Transactions with respect to the issuer would be Standard Review Follow-Ons governed by Condition 9.

Similarly, the Regulated Funds and Affiliated Investors may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with the proposed procedures discussed herein and with the Conditions of the Order.

As with Follow-On Transactions, the Order would also divide Dispositions into two categories. If the Regulated Funds and Affiliated Investors holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then such a Disposition would be referred to as a “Standard Review Disposition” and would be governed by Condition 7. If the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then such a Disposition would be referred to as an “Enhanced Review Disposition” and would be subject to the same “onboarding process” discussed above and governed by Condition 8.

[22]

The term “Pre-Boarding Investments” means any investment in an issuer that is (i) held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds, (ii) acquired prior to participating in any Co-Investment Transaction, and (iii) acquired (A) in a transaction in which the only term negotiated by or on behalf of such funds was price in reliance on one of the Joint Transaction No-Action Letters; or (B) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund.

Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 7(d) or without obtaining the prior approval of the Required Majority, if (i) the Disposition is a Pro Rata Disposition23 or (ii) the securities are Tradable Securities24 and the Disposition meets the other requirements of Condition 7(c)(ii).

Additionally, Regulated Funds may participate in Enhanced Review Dispositions with respect to Pre-Boarding Investments. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.25 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 7 or 9 under as either a Standard Review Disposition or Standard Review Follow-On.

Finally, under Condition 16, if an Adviser, the Principals, any person controlling, controlled by, or under common control with an Adviser or its principal owners (“Principals”), and the Affiliated Investors (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees, (2) the removal of one or more trustees or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

Applicants believe that this Condition will ensure that the Non-Interested Trustees will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Trustees by a suggestion, explicit or implied, that the Non-Interested Trustees can be removed will be limited significantly. The Non-Interested Trustees shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

[23]

The term “Pro Rata Disposition” means a Disposition (i) in which the participation of each Affiliated Investor and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees. “Proportionality,” as used in this context, is discussed in greater detail in Footnote 36 below.

[24]

The term “Tradable Security” means a security that (i) trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) is not subject to restrictive agreements with the issuer or other security holders; and (iii) trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

[25]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Trustees must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

B.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Absent an exemption, Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.26

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•

Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[27] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.28

[26]

Likewise, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

[27]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[28]

See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.29 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”30 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”31

Because the Affiliated Proprietary Accounts are controlled by an Adviser or its affiliates and, therefore, could be deemed to control or be under common control with the Regulated Funds, the Affiliated Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

[29]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488, et seq.
[30]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[31]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

The Applicants acknowledge that some of the Affiliated Investors may not be funds advised by an Adviser because they are Affiliated Proprietary Accounts. The Applicants further acknowledge that most previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only. The Applicants do not believe these Affiliated Proprietary Accounts should raise issues under the Conditions of this Application because the allocation policies and procedures of the account owners provide that investment opportunities will be offered to client accounts before they are offered to Affiliated Proprietary Accounts. The Applicants do not believe that the participation of Affiliated Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Investors that are advised by an Adviser. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Investors (other than the Affiliated Proprietary Accounts) and Regulated Funds participating in that Co-Investment Program based on each client’s particular Objectives and Strategies and in accordance with the Conditions. If the aggregate amount recommended by the applicable Adviser to be invested by the Affiliated Investor (other than the Affiliated Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, an Affiliated Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the applicable Affiliated Investors’ Advisers and the Regulated Funds’ Advisers to be invested by the Affiliated Investors (other than the Affiliated Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, or if an Affiliated Investor (other than the Affiliated Proprietary Accounts) subsequently declines to complete its purchase of its allocated amount of an investment opportunity, an Affiliated Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity, up to the excess amount of the investment opportunity.

In the case of Sub-Advised Affiliated Funds, in the event that a Potential Co-Investment Transaction would be within the investment objectives and strategies of the Sub-Advised Affiliated Fund, the Primary Adviser and the applicable Adviser that is the sub-adviser to the Sub-Advised Affiliated Fund will work with the understanding that, with respect to such Potential Co-Investment Transaction, the respective Adviser shall have the primary responsibility for the investment, including making the initial investment recommendation, and day-to-day monitoring of the investment. The Adviser will be responsible for complying with the Conditions of the Order that relate to any Sub-Advised Affiliated Fund. The Adviser would consider the Potential Co-Investment Transaction on behalf of such Sub-Advised Affiliated Fund and, if the applicable Adviser deems the Potential Co-Investment Transaction to be appropriate for the Sub-Advised Affiliated Fund, bring the Potential Co-Investment to the Primary Adviser. If the Adviser and Primary Adviser agree that the Sub-Advised Affiliated Fund should invest in the Potential Co-Investment Transaction and at what size of investment, then the Adviser would, consistent with the Conditions of the Order, determine an allocation for the Regulated Funds and Affiliated Investors, including such Sub-Advised Affiliated Fund. By handling Potential Co-Investment Transactions for Sub-Advised Affiliated Funds in this manner, the Applicants can ensure that they are taking the Conditions of the Order into account, as well as taking into account the interests of all of the Regulated Funds that are participating in the Co-Investment Program.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the category of persons described by Section 17(d) or Section 57(b), as modified by Rule 57b-1 thereunder with respect to a Regulated Fund. Because a BAAM Adviser is the investment adviser to each of the Regulated Funds and the Affiliated Investors, the Regulated Funds and the Affiliated Investors may be deemed to be affiliated persons within the meaning of Section 2(a)(3) if the Regulated Funds and the Affiliated Investors are deemed to be controlled by or under common control with an Adviser. Thus, each Regulated Fund and Affiliated Investor could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting the Regulated Funds, one or more other Regulated Funds, and the Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.32 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the investment company than the ones described in this Application, Applicants submit that the formulae and procedures set forth as Conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a Regulated Fund is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Potential Co-Investment Transaction before investment, and other protective Conditions set forth in this Application will ensure that each of the Regulated Funds are treated fairly.

The Conditions to which the requested relief will be subject are designed to ensure that no Adviser to a Regulated Fund or the principals of such Adviser would be able to favor any particular Regulated Fund or the Affiliated Investors over other Regulated Funds through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Fund will also be an attractive investment opportunity for one or more Regulated Funds and Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to the Regulated Funds or the Affiliated Investors as opportunities arise.

Applicants submit that the Regulated Funds’ participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

[32]

See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835) Release No. IC- 33186 (order) (July 31, 2018), Release No. IC-33149 (notice) (July 6, 2018); TCG BDC, Inc., et al., (File No. 812-14798) Release No. IC-32969 (order) (January 17, 2018), Release No. IC-32945 (notice) (December 20, 2017).

1.

(a)

Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions[33] that

(i)	an Adviser considers for any other Regulated Fund or Affiliated Investor and

(ii)	fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b)

When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), such Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

(a)

If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)

If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)

After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Investor) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with

(A)	the interests of the shareholders of the Regulated Fund; and

[33]	No Primary Adviser will be the source of any Potential Co-Investment Transactions under the requested Order.

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Funds or Affiliated Investors would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Investors; provided that, if any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)

the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Affiliated Investor or any Regulated Fund or any affiliated person of any Affiliated Investor or any Regulated Fund receives in connection with the right of an Affiliated Investor or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who each may, in turn, share its portion with its affiliated persons), and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Investors, the other Regulated Funds or any Primary Adviser or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 15, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co- Investment Transaction or to invest less than the amount proposed.

4.

The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Investors during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.

Except for Follow-On Investments made in accordance with Conditions 9 and 10,[34] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party[35] has an investment. The Adviser will maintain books and records that demonstrate compliance with this condition for each Regulated Fund.

6.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Investor. The grant to an Affiliated Investor or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.	Standard Review Dispositions.

(a)

If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)	the Adviser to such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)

Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Fund.

(c)	A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)

(A)

the participation of each Regulated Fund and Affiliated Investor in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[36]

(B)

the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and

[34]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[35]	The term “Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.
[36]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

(C)	the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)	each security is a Tradable Security and

(A)	the Disposition is not to the issuer or any affiliated person of the issuer; and

(B)	the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

(d)

In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests. Each Affiliated Investor and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.	Enhanced Review Dispositions

(a)

If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)	The Disposition may only be completed in reliance on the Order if:

(i)

Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Investors and any other Regulated Fund;

(ii)	All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)

Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)

All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that:

(A)

any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[37] in amount, including immaterial relative to the size of the issuer; and

(B)

the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(d)

The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of
Section 2(a)(9) of the 1940 Act).

9.	Standard Review Follow-Ons

(a)

If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)

the Adviser to each such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)	A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)

(A)

the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[38] immediately preceding the Follow-On Investment; and

[37]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[38]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(B)

the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)	it is a Non-Negotiated Follow-On Investment.

(c)

In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

if the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity;

then the Follow-On Investment opportunity will be allocated among them pro rata based on Available Capital (as described in greater detail in this Application) up to the amount proposed to be invested by each.

(e)

The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Enhanced Review Follow-Ons

(a)

If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investor holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)

the Adviser to each such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

The applicable Adviser will provide its written recommendation as to a Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)	The Follow-On Investment may only be completed in reliance on the Order if:

(i)	All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)

Independent counsel to the Board of each Regulated Fund that holds an investment in the issuer advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)

All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that:

(A)

any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and

(B)

the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)

The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

(d)	If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on Available Capital (as described in greater detail in this Application).

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

11.

The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds or Affiliated Investors that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually: (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions, and (b) the continued appropriateness of any Board-Established Criteria.

12.

Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).

13.

No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Affiliated Investors.

14.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Investors and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15.

Any transaction fee[39] (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a

[39]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Investors based on the amount they invest in such Co-Investment Transaction. None of the Advisers, the Primary Advisers, the Affiliated Investors, the other Regulated Funds nor any affiliated person of the Regulated Funds or Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C), and (b) in the case of an Adviser or Primary Adviser, investment advisory fees paid in accordance with their respective agreements between the Advisers and the Regulated Fund or Affiliated Investor).

16.

If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) all other matters under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

17.

Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

18.

The Affiliated Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate demand from the Regulated Funds and the other Affiliated Investors is less than the total investment opportunity.

IV.	Procedural Matters

A.	Communications

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

345 Park Avenue

New York, New York 10154

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G St. NW

Washington, DC 20001

(202) 636-5500

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of each Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

V.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: June 3, 2019

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

BLACKSTONE ALTERATIVE INVESTMENT ADVISORS LLC

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

BLACKSTONE STRATEGIC ALLIANCE ADVISORS L.L.C.

BLACKSTONE STRATEGIC CAPITAL ADVISORS L.LC.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

BB MULTI MANAGER FUND 1 LTD.

BEMAP BRAZIL RCM, LLC

BEMAP MASTER FUND LTD.

BESPOKE OPPORTUNISTIC SOLUTIONS LTD.

BLACKSTONE ALC FUND L.P.

BLACKSTONE ALTERNATIVE ALPHA FUND

BLACKSTONE ALTERNATIVE ALPHA FUND II

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

BLACKSTONE ALTERNATIVE ALPHA SUB FUND I LTD.

BLACKSTONE APERS FUND L.P.

BLACKSTONE CABOT FUND L.P.

BLACKSTONE CENTURY AVENUE FUND LTD.

BLACKSTONE COMMODITIES FUND L.P.

BLACKSTONE COMMODITIES OFFSHORE FUND LTD.

BLACKSTONE COMMODITIES OFFSHORE (E) FUND LTD.

BLACKSTONE CREDIT OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE CRM FUND LP

BLACKSTONE CRM OFFSHORE FUND LTD.

BLACKSTONE CTU OFFSHORE FUND LTD.

BLACKSTONE DANDELION UNIT TRUST

BLACKSTONE DIVERSIFIED TRADING STRATEGIES FUND LTD.

BLACKSTONE EMERGING MARKETS FUND L.P.

BLACKSTONE EMERGING MARKETS OFFSHORE FUND LTD.

BLACKSTONE ENC OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE FUND L.P.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE (E) FUND LTD.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS L.P.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS LTD.

BLACKSTONE EXPT FUND L.P.

BLACKSTONE FIRST AVENUE OFFSHORE FUND LTD.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES FUND L.P.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE FS FUND L.P.

BLACKSTONE FS OFFSHORE FUND LTD.

BLACKSTONE FUKI UNIT TRUST

BLACKSTONE GLOBAL ALPHA GENERATION FUND

BLACKSTONE GLOBAL PARK AVENUE OFFSHORE MASTER FUND LTD.

BLACKSTONE GRANITE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE MASTER FUND LTD.

BLACKSTONE JSI FUND LTD.

BLACKSTONE KEYSTONE FUND L.P.

BLACKSTONE MAPS OFFSHORE FUND L.P.

BLACKSTONE MAPS ONSHORE FUND L.P.

BLACKSTONE MG CUSTOM FUND L.P.

BLACKSTONE MILESTONE ERISA FUND LTD.

BLACKSTONE MILESTONE ERISA MASTER FUND L.P.

BLACKSTONE MILESTONE FUND L.P.

BLACKSTONE MILESTONE OFFSHORE FUND LTD.

BLACKSTONE MILESTONE OFFSHORE MASTER FUND L.P.

BLACKSTONE MOUNT TEMPLE UNIT TRUST

BLACKSTONE OPPORTUNISTIC OFFSHORE FUND LTD.

BLACKSTONE P OFFSHORE FUND LTD.

BLACKSTONE PARK AVENUE FUND L.P.

BLACKSTONE PARK AVENUE NON-TAXABLE FUND L.P. (PARK NT)

BLACKSTONE PARK AVENUE NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS FEEDER FUND ICAV

BLACKSTONE PARTNERS INVESTMENT FUND L.P.

BLACKSTONE PARTNERS NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS OFFSHORE FUND LTD.

BLACKSTONE PARTNERS OFFSHORE JAPAN UNIT TRUST

BLACKSTONE PARTNERS OFFSHORE STERLING FUND LTD.

BLACKSTONE PARTNERS OS MASTER ICAV

BLACKSTONE QUARRY FUND L.P.

BLACKSTONE SEN FUND LP

BLACKSTONE SEN OFFSHORE FUND LTD.

BLACKSTONE SPF UNIT TRUST

BLACKSTONE TGL FUND L.P.

BLACKSTONE TGL OFFSHORE FUND LTD.

BLACKSTONE TITAN UNIT TRUST

BLACKSTONE TOPAZ FUND L.P.

BLACKSTONE TPF UNIT TRUST

BLACKSTONE TS MASTER FUND LP

BLACKSTONE TS OFFSHORE FUND LTD.

BLACKSTONE TURQUOISE FUND UNIT TRUST

BLACKSTONE V FUND L.P.

BLACKSTONE V OFFSHORE FUND LTD.

BLACKSTONE VALIANT UNIT TRUST

BLACKSTONE VK FUND L.P.

BLACKSTONE VK OFFSHORE FUND LTD.

BLACKSTONE YEBISU UNIT TRUST

BLACKSTONE YORK AVENUE OFFSHORE FUND LTD.

BLUEBEECH FUND LTD.

BPIF NON-TAXABLE L.P. (PARTNERS NT)

BURNHAM HARBOR FUND LTD.

DOUBLE ALPHA FUND LTD.

EMERALD ISLE FUND LTD.

FIA FUND SICAV SIF

HELIOS BLACKSTONE UNIT TRUST

HOPE STREET FUND L.P.

ISIF BAAM ALPHA FUND LTD.

JL ALTERNATIVES FUND LTD.

METROPOLITAN FUND LP

MM LS OPPORTUNITIES FUND LTD.

MM LS OPPORTUNITIES MASTER FUND L.P.

OCEANIC GLOBAL INVESTMENT FUNDS PLC

PERSEUS ALPHA FUND LTD.

PROTEUO FUND L.P.

PURE ALPHA TACTICAL HEDGE, LIMITED

RAVEN 4 FUND, L.L.C.

RP-FONDS INSTITUTIONNEL (EQUITY LONG/SHORT)

RP-FONDS INSTITUTIONNEL (MULTY-STRATEGY)

SAN FRANCISCO ABSOLUTE RETURN INVESTORS, LP

SAN FRANCISCO ABSOLUTE RETURN INVESTORS II LP

SCHWARZSTEIN SEGREGATED PORTFOLIO OF THE PRIME CAPITAL MASTER SPC

TAHQUAMENON FUND L.P.

TREATY OAK FUND L.P.

TURICUM ALTERNATIVES SPC, GEMINI SEGREGATED PORTFOLIO

By: Blackstone Alternative Asset Management, its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS, on behalf of its sole series BLACKSTONE ALTERNATIVE MULTI-STRATEGY FUND

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND III L.L.C.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND IV L.L.C.

BLACKSTONE DIVERSIFIED MULTI STRATEGY FUND

By: Blackstone Alternative Investment Advisors LLC, its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

BLACKSTONE BIG SKY FUND L.P.

BLACKSTONE SPIRE FUND L.P.

BLACKSTONE SPIRE INTERMEDIATE FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE (E) FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE FUND LTD.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE (E) FUND LTD.

BSOF MASTER FUND L.P.

BSOF MASTER FUND II L.P.

BSOF PARALLEL INTERMEDIATE FUND L.P.

BSOF PARALLEL MASTER FUND L.P.

BSOF PARALLEL MOAT FUND L.P.

BSOF PARALLEL MOAT FUND II L.P.

BSOF PARALLEL OFFSHORE FUND LTD.

BSOF PARALLEL ONSHORE FUND L.P.

ESSAY FUND L.P.

PARALLEL CAPRICORN CAPITAL LLC

PARALLEL CAPRICORN OFFSHORE FINCO LLC

SOF HOLDINGS S.A.R.L.

SOF INVESTMENTS S.A.R.L.

SOF NEPTUNE H S.A.R.L.

SOF NEPTUNE M S.A.R.L.

SOF PARALLEL HOLDINGS S.A.R.L.

SOF PARALLEL INVESTMENTS S.A.R.L.

By: Blackstone Alternative Solutions L.L.C., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

BSAMF SUB XII L.P.

By: Blackstone Strategic Alliance Advisors L.L.C., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

BSOF DP 1 L.P.

BSOF DP 2 L.P.

KHARMA HOLDINGS MASTER SUB L.P.

MLG HOLDINGS MASTER SUB L.P.

PEGASUS HOLDINGS MASTER SUB L.P.

By: Blackstone Strategic Capital Advisors L.LC., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

Exhibit A

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

BLACKSTONE ALTERATIVE INVESTMENT ADVISORS LLC

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

BLACKSTONE STRATEGIC ALLIANCE ADVISORS L.L.C.

BLACKSTONE STRATEGIC CAPITAL ADVISORS L.LC.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BB MULTI MANAGER FUND 1 LTD.

BEMAP BRAZIL RCM, LLC

BEMAP MASTER FUND LTD.

BESPOKE OPPORTUNISTIC SOLUTIONS LTD.

BLACKSTONE ALC FUND L.P.

BLACKSTONE ALTERNATIVE ALPHA SUB FUND I LTD.

BLACKSTONE APERS FUND L.P.

BLACKSTONE CABOT FUND L.P.

BLACKSTONE CENTURY AVENUE FUND LTD.

BLACKSTONE COMMODITIES FUND L.P.

BLACKSTONE COMMODITIES OFFSHORE FUND LTD.

BLACKSTONE COMMODITIES OFFSHORE (E) FUND LTD.

BLACKSTONE CREDIT OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE CRM FUND LP

BLACKSTONE CRM OFFSHORE FUND LTD.

BLACKSTONE CTU OFFSHORE FUND LTD.

BLACKSTONE DANDELION UNIT TRUST

BLACKSTONE DIVERSIFIED TRADING STRATEGIES FUND LTD.

BLACKSTONE EMERGING MARKETS FUND L.P.

BLACKSTONE EMERGING MARKETS OFFSHORE FUND LTD.

BLACKSTONE ENC OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE FUND L.P.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE (E) FUND LTD.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS L.P.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS LTD.

BLACKSTONE EXPT FUND L.P.

BLACKSTONE FIRST AVENUE OFFSHORE FUND LTD.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES FUND L.P.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE FS FUND L.P.

BLACKSTONE FS OFFSHORE FUND LTD.

BLACKSTONE FUKI UNIT TRUST

BLACKSTONE GLOBAL ALPHA GENERATION FUND

BLACKSTONE GLOBAL PARK AVENUE OFFSHORE MASTER FUND LTD.

BLACKSTONE GRANITE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE MASTER FUND LTD.

BLACKSTONE JSI FUND LTD.

BLACKSTONE KEYSTONE FUND L.P.

BLACKSTONE MAPS OFFSHORE FUND L.P.

BLACKSTONE MAPS ONSHORE FUND L.P.

BLACKSTONE MG CUSTOM FUND L.P.

BLACKSTONE MILESTONE ERISA FUND LTD.

BLACKSTONE MILESTONE ERISA MASTER FUND L.P.

BLACKSTONE MILESTONE FUND L.P.

BLACKSTONE MILESTONE OFFSHORE FUND LTD.

BLACKSTONE MILESTONE OFFSHORE MASTER FUND L.P.

BLACKSTONE MOUNT TEMPLE UNIT TRUST

BLACKSTONE OPPORTUNISTIC OFFSHORE FUND LTD.

BLACKSTONE P OFFSHORE FUND LTD.

BLACKSTONE PARK AVENUE FUND L.P.

BLACKSTONE PARK AVENUE NON-TAXABLE FUND L.P. (PARK NT)

BLACKSTONE PARK AVENUE NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS FEEDER FUND ICAV

BLACKSTONE PARTNERS INVESTMENT FUND L.P.

BLACKSTONE PARTNERS NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS OFFSHORE FUND LTD.

BLACKSTONE PARTNERS OFFSHORE JAPAN UNIT TRUST

BLACKSTONE PARTNERS OFFSHORE STERLING FUND LTD.

BLACKSTONE PARTNERS OS MASTER ICAV

BLACKSTONE QUARRY FUND L.P.

BLACKSTONE SEN FUND LP

BLACKSTONE SEN OFFSHORE FUND LTD.

BLACKSTONE SPF UNIT TRUST

BLACKSTONE TGL FUND L.P.

BLACKSTONE TGL OFFSHORE FUND LTD.

BLACKSTONE TITAN UNIT TRUST

BLACKSTONE TOPAZ FUND L.P.

BLACKSTONE TPF UNIT TRUST

BLACKSTONE TS MASTER FUND LP

BLACKSTONE TS OFFSHORE FUND LTD.

BLACKSTONE TURQUOISE FUND UNIT TRUST

BLACKSTONE V FUND L.P.

BLACKSTONE V OFFSHORE FUND LTD.

BLACKSTONE VALIANT UNIT TRUST

BLACKSTONE VK FUND L.P.

BLACKSTONE VK OFFSHORE FUND LTD.

BLACKSTONE YEBISU UNIT TRUST

BLACKSTONE YORK AVENUE OFFSHORE FUND LTD.

BLUEBEECH FUND LTD.

BPIF NON-TAXABLE L.P. (PARTNERS NT)

BURNHAM HARBOR FUND LTD.

DOUBLE ALPHA FUND LTD.

EMERALD ISLE FUND LTD.

FIA FUND SICAV SIF

HELIOS BLACKSTONE UNIT TRUST

HOPE STREET FUND L.P.

ISIF BAAM ALPHA FUND LTD.

JL ALTERNATIVES FUND LTD.

METROPOLITAN FUND LP

MM LS OPPORTUNITIES FUND LTD.

MM LS OPPORTUNITIES MASTER FUND L.P.

OCEANIC GLOBAL INVESTMENT FUNDS PLC

PERSEUS ALPHA FUND LTD.

PROTEUO FUND L.P.

PURE ALPHA TACTICAL HEDGE, LIMITED

RAVEN 4 FUND, L.L.C.

RP-FONDS INSTITUTIONNEL (EQUITY LONG/SHORT)

RP-FONDS INSTITUTIONNEL (MULTY-STRATEGY)

SAN FRANCISCO ABSOLUTE RETURN INVESTORS, LP

SAN FRANCISCO ABSOLUTE RETURN INVESTORS II LP

SCHWARZSTEIN SEGREGATED PORTFOLIO OF THE PRIME CAPITAL MASTER SPC

TAHQUAMENON FUND L.P.

TREATY OAK FUND L.P.

TURICUM ALTERNATIVES SPC, GEMINI SEGREGATED PORTFOLIO

By: Blackstone Alternative Asset Management, its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND III L.L.C.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND IV L.L.C.

BLACKSTONE DIVERSIFIED MULTI STRATEGY FUND

By: Blackstone Alternative Investment Advisors LLC, its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE BIG SKY FUND L.P.

BLACKSTONE SPIRE FUND L.P.

BLACKSTONE SPIRE INTERMEDIATE FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE (E) FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE FUND LTD.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE (E) FUND LTD.

BSOF MASTER FUND L.P.

BSOF MASTER FUND II L.P.

BSOF PARALLEL INTERMEDIATE FUND L.P.

BSOF PARALLEL MASTER FUND L.P.

BSOF PARALLEL MOAT FUND L.P.

BSOF PARALLEL MOAT FUND II L.P.

BSOF PARALLEL OFFSHORE FUND LTD.

BSOF PARALLEL ONSHORE FUND L.P.

ESSAY FUND L.P.

PARALLEL CAPRICORN CAPITAL LLC

PARALLEL CAPRICORN OFFSHORE FINCO LLC

SOF HOLDINGS S.A.R.L.

SOF INVESTMENTS S.A.R.L.

SOF NEPTUNE H S.A.R.L.

SOF NEPTUNE M S.A.R.L.

SOF PARALLEL HOLDINGS S.A.R.L.

SOF PARALLEL INVESTMENTS S.A.R.L.

By: Blackstone Alternative Solutions L.L.C., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BSAMF SUB XII L.P.

By: Blackstone Strategic Alliance Advisors L.L.C., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 3, 2019 for and on behalf of the applicants listed below, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BSOF DP 1 L.P.

BSOF DP 2 L.P.

KHARMA HOLDINGS MASTER SUB L.P.

MLG HOLDINGS MASTER SUB L.P.

PEGASUS HOLDINGS MASTER SUB L.P.

By: Blackstone Strategic Capital Advisors L.LC., its investment adviser

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

RESOLUTIONS OF THE BOARDS OF TRUSTEES OF BLACKSTONE

ALTERNATIVE INVESTMENT FUND (“BAIF”)

The Board is being asked to authorize BAIF to file an application for exemptive relief with the SEC to participate in certain affiliated transactions.

RESOLVED, that it is in the best interest of BAIF to participate in certain transactions with certain affiliates (each such transaction, a “Co-Investment Transaction”), which may be prohibited under the 1940 Act unless effected pursuant to exemptive relief granted by the SEC; and be it

FURTHER RESOLVED, that the appropriate officers of BAIF are authorized to file on behalf of BAIF an application for exemptive relief (the “Application”) with the SEC for an order pursuant to Sections 17(d) of the 1940 Act and Rule 17d-1 thereunder, pursuant to which BAIF is able to participate in Co-Investment Transactions pursuant to the conditions set forth in the Application; and be it

FURTHER RESOLVED, that the officers of BAIF are severally authorized to make such filings and any amendments to such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

(Adopted on August 15, 2018)

RESOLUTIONS OF THE BOARDS OF TRUSTEES OF BLACKSTONE

ALTERNATIVE ALPHA MASTER FUND (“BAAF MASTER”), BLACKSTONE

ALTERNATIVE ALPHA FUND (“BAAF”) AND BLACKSTONE ALTERNATIVE

ALPHA FUND II (“BAAF II” AND TOGETHER WITH BAAF MASTER AND BAAF,

THE “ALPHA FUNDS”)

The Board is being asked to authorize BAAF Master Fund, BAAF, BAAF II to file an application for exemptive relief with the SEC to participate in certain affiliated transactions.

RESOLVED, that it is in the best interest of the Alpha Funds to participate in certain transactions with certain affiliates (each such transaction, a “Co-Investment Transaction”), which may be prohibited under the 1940 Act unless effected pursuant to exemptive relief granted by the SEC; and be it

FURTHER RESOLVED, that the appropriate officers of the Alpha Funds are authorized to file on behalf of the Alpha Funds an application for exemptive relief (the “Application”) with the SEC for an order pursuant to Sections 17(d) of the 1940 Act and Rule 17d-1 thereunder, pursuant to which the Alpha Funds is able to participate in Co-Investment Transactions pursuant to the conditions set forth in the Application; and be it

FURTHER RESOLVED, that the officers of the Alpha Funds are severally authorized to make such filings and any amendments to such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

(Adopted on August 15, 2018)

SCHEDULE A

BAAM Advisors

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

BLACKSTONE ALTERNATIVE SOLUTIONS LLC

BLACKSTONE STRATEGIC ALLIANCE ADVISORS L.L.C.

BLACKSTONE STRATEGIC CAPITAL ADVISORS L.LC.

BAAM Regulated Funds Wholly Owned Investment Subsidiaries

BLACKSTONE ALTERNATIVE ALPHA SUB FUND I LTD.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND III L.L.C.

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND IV L.L.C.

Affiliated Investors

BB MULTI MANAGER FUND 1 LTD.

BEMAP BRAZIL RCM, LLC

BEMAP MASTER FUND LTD.

BESPOKE OPPORTUNISTIC SOLUTIONS LTD.

BLACKSTONE ALC FUND L.P.

BLACKSTONE APERS FUND L.P.

BLACKSTONE BIG SKY FUND L.P.

Schedule A - 1

BLACKSTONE CABOT FUND L.P.

BLACKSTONE CENTURY AVENUE FUND LTD.

BLACKSTONE COMMODITIES FUND L.P.

BLACKSTONE COMMODITIES OFFSHORE FUND LTD.

BLACKSTONE COMMODITIES OFFSHORE (E) FUND LTD.

BLACKSTONE CREDIT OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE CRM FUND LP

BLACKSTONE CRM OFFSHORE FUND LTD.

Schedule A - 2

BLACKSTONE CTU OFFSHORE FUND LTD.

BLACKSTONE DANDELION UNIT TRUST

BLACKSTONE DIVERSIFIED MULTI STRATEGY FUND

BLACKSTONE DIVERSIFIED TRADING STRATEGIES FUND LTD.

BLACKSTONE EMERGING MARKETS FUND L.P.

BLACKSTONE EMERGING MARKETS OFFSHORE FUND LTD.

BLACKSTONE ENC OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE FUND L.P.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE FUND LTD.

BLACKSTONE EQUITY LOW NET EXPOSURE OFFSHORE (E) FUND LTD.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS L.P.

BLACKSTONE EQUITY MANAGED ACCOUNT PORTFOLIOS LTD.

BLACKSTONE EXPT FUND L.P.

BLACKSTONE FIRST AVENUE OFFSHORE FUND LTD.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES FUND L.P.

BLACKSTONE FIXED INCOME AND TRADING OPPORTUNITIES OFFSHORE FUND LTD.

BLACKSTONE FS FUND L.P.

BLACKSTONE FS OFFSHORE FUND LTD.

BLACKSTONE FUKI UNIT TRUST

BLACKSTONE GLOBAL ALPHA GENERATION FUND

BLACKSTONE GLOBAL PARK AVENUE OFFSHORE MASTER FUND LTD.

BLACKSTONE GRANITE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE FUND LTD.

BLACKSTONE HEDGED EQUITY OFFSHORE MASTER FUND LTD.

BLACKSTONE JSI FUND LTD.

BLACKSTONE KEYSTONE FUND L.P.

BLACKSTONE MAPS OFFSHORE FUND L.P.

BLACKSTONE MAPS ONSHORE FUND L.P.

BLACKSTONE MG CUSTOM FUND L.P.

Schedule A - 3

BLACKSTONE MILESTONE ERISA FUND LTD.

BLACKSTONE MILESTONE ERISA MASTER FUND L.P.

BLACKSTONE MILESTONE FUND L.P.

BLACKSTONE MILESTONE OFFSHORE FUND LTD.

BLACKSTONE MILESTONE OFFSHORE MASTER FUND L.P.

BLACKSTONE MOUNT TEMPLE UNIT TRUST

BLACKSTONE OPPORTUNISTIC OFFSHORE FUND LTD.

BLACKSTONE P OFFSHORE FUND LTD.

BLACKSTONE PARK AVENUE FUND L.P.

BLACKSTONE PARK AVENUE NON-TAXABLE FUND L.P. (PARK NT)

BLACKSTONE PARK AVENUE NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS FEEDER FUND ICAV

BLACKSTONE PARTNERS INVESTMENT FUND L.P.

BLACKSTONE PARTNERS NON-TAXABLE OFFSHORE MASTER FUND LTD.

BLACKSTONE PARTNERS OFFSHORE FUND LTD.

BLACKSTONE PARTNERS OFFSHORE JAPAN UNIT TRUST

BLACKSTONE PARTNERS OFFSHORE STERLING FUND LTD.

BLACKSTONE PARTNERS OS MASTER ICAV

BLACKSTONE QUARRY FUND L.P.

BLACKSTONE SEN FUND LP

BLACKSTONE SEN OFFSHORE FUND LTD.

BLACKSTONE SPF UNIT TRUST

BLACKSTONE SPIRE FUND L.P.

BLACKSTONE SPIRE INTERMEDIATE FUND L.P.

Schedule A - 4

BLACKSTONE STRATEGIC OPPORTUNITY FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY INTERMEDIATE (E) FUND L.P.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE FUND LTD.

BLACKSTONE STRATEGIC OPPORTUNITY OFFSHORE (E) FUND LTD.

BLACKSTONE TGL FUND L.P.

BLACKSTONE TGL OFFSHORE FUND LTD.

BLACKSTONE TITAN UNIT TRUST

BLACKSTONE TOPAZ FUND L.P.

BLACKSTONE TPF UNIT TRUST

BLACKSTONE TS MASTER FUND LP

BLACKSTONE TS OFFSHORE FUND LTD.

BLACKSTONE TURQUOISE FUND UNIT TRUST

Schedule A - 5

BLACKSTONE V FUND L.P.

BLACKSTONE V OFFSHORE FUND LTD.

BLACKSTONE VALIANT UNIT TRUST

BLACKSTONE VK FUND L.P.

BLACKSTONE VK OFFSHORE FUND LTD.

BLACKSTONE YEBISU UNIT TRUST

BLACKSTONE YORK AVENUE OFFSHORE FUND LTD.

BLUEBEECH FUND LTD.

BPIF NON-TAXABLE L.P. (PARTNERS NT)

BSAMF SUB XII L.P.

BSOF DP 1 L.P.

BSOF DP 2 L.P.

BSOF MASTER FUND L.P.

BSOF MASTER FUND II L.P.

BSOF PARALLEL INTERMEDIATE FUND L.P.

BSOF PARALLEL MASTER FUND L.P.

BSOF PARALLEL MOAT FUND L.P.

BSOF PARALLEL MOAT FUND II L.P.

BSOF PARALLEL OFFSHORE FUND LTD.

Schedule A - 6

BSOF PARALLEL ONSHORE FUND L.P.

BURNHAM HARBOR FUND LTD.

DOUBLE ALPHA FUND LTD.

EMERALD ISLE FUND LTD.

ESSAY FUND L.P.

FIA FUND SICAV SIF

HELIOS BLACKSTONE UNIT TRUST

HOPE STREET FUND L.P.

ISIF BAAM ALPHA FUND LTD.

JL ALTERNATIVES FUND LTD.

KHARMA HOLDINGS MASTER SUB L.P.

METROPOLITAN FUND LP

MLG HOLDINGS MASTER SUB L.P.

MM LS OPPORTUNITIES FUND LTD.

MM LS OPPORTUNITIES MASTER FUND L.P.

OCEANIC GLOBAL INVESTMENT FUNDS PLC

PARALLEL CAPRICORN CAPITAL LLC

PARALLEL CAPRICORN OFFSHORE FINCO LLC

PEGASUS HOLDINGS MASTER SUB L.P.

PERSEUS ALPHA FUND LTD.

PROTEUO FUND L.P.

PURE ALPHA TACTICAL HEDGE, LIMITED

RAVEN 4 FUND, L.L.C.

Schedule A - 7

RP-FONDS INSTITUTIONNEL (EQUITY LONG/SHORT)

RP-FONDS INSTITUTIONNEL (MULTY-STRATEGY)

SAN FRANCISCO ABSOLUTE RETURN INVESTORS, LP

SAN FRANCISCO ABSOLUTE RETURN INVESTORS II LP

SCHWARZSTEIN SEGREGATED PORTFOLIO OF THE PRIME CAPITAL MASTER SPC

SOF HOLDINGS S.A.R.L.

SOF INVESTMENTS S.A.R.L.

SOF NEPTUNE H S.A.R.L.

SOF NEPTUNE M S.A.R.L.

SOF PARALLEL HOLDINGS S.A.R.L.

SOF PARALLEL INVESTMENTS S.A.R.L.

TAHQUAMENON FUND L.P.

TREATY OAK FUND L.P.

TURICUM ALTERNATIVES SPC, GEMINI SEGREGATED PORTFOLIO

Schedule A - 8